[GRAPHIC OMITTED]
                                                                       MARSULEX


May 12, 2005


Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Re:    Form 20-F for the fiscal year ended December 31, 2004
                  File No. 333-09410

Dear Mr. Decker:

Thank you for your comment letter dated April 28, 2005. Set forth below is the response of Marsulex Inc. (the "Company") to your comments relating to Form 20-F for the fiscal year ended December 31, 2004. For ease of reference each of the comments from your letter have been included below with our response following.

Selected Financial Data, page 1
-------------------------------

     1. It appears to us that your presentation of the non-GAAP performance measure, Earnings from operations before the under noted (EBITDA), does not fully comply with item 10(e) of Regulation S-K and that certain adjustments do not comply with Item 10(e)(1)(ii)(B). We point you to the guidance set forth in the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (FAQ) prepared by the Staff Members in the Division of Corporation Finance. The following comments are not meant to be an all-inclusive list of the deficiencies in your disclosures.

     o You indicate that EBITDA is a measure used to indicate your operating profitability and performance. Since this performance measure eliminates recurring charges you must fully comply with all the disclosure requirements set forth in the five bullet points to Question 8 of the FAQ.

     o Address each item you have included as "unusual items". To the extent they are recurring items, address them as requested in the above bullet. To the extent they are nonrecurring items, address for us the appropriateness of eliminating them from your non-GAAP performance measure.

     o Rename your acronym, EBITDA, as it eliminates items other than interest, taxes, depreciation and amortization.

     o   You must reconcile EBITDA to net income.

         Tell us how you intend to revise the non-GAAP performance measure you present or explain why you believe the current measure is appropriate.

111 Gordon Baker Road, Suite 300, Toronto, ON Canada M2H 3R1
T (416) 496 4178  F (416) 496 4155  Toll Free 800 387 5030               Page 1

www.marsulex.com

Mr. Rufus Decker
US Securities and Exchange Commission
May 12, 2005
Page 2


Company's Response:
-------------------

We have read Item 10(e) of Regulation S-K and believe that any adjustments made to EBITDA do comply with Item 10(e)(1)(ii)(B). The Company uses EBITDA to measure the performance of the Company and its segments, as well as to calculate the Company's incentive compensation. We have applied our methodology of calculating EBITDA consistently from period to period. Any adjustments made to EBITDA were for unusual items (both gains and losses) that were unplanned and were not expected to occur. These unusual items are non-recurring and are related to financing and capital decisions that are not part of the normal course of operations of the business and are difficult to anticipate. Significant unusual items are identified and discussed in detail in Note 2 of page 3 of the Form 20-F as well as in page FS-9 of the Financial Statements.

For example:
     o Note 2a - Expenses incurred on cancellation of stock options held by former employees. In December of 2003, the Company purchased stock options held by former employees of the Company for a total consideration of $0.7 million. This financing expense is not part of the Company's normal operations and as such it is reasonably not likely to recur within two years nor was there a similar charge within the prior two years.
     o Note 2c - Expenses incurred on early retirement of debt. In 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its U.S. $50.0 million operating credit facility at an expense of $5.6 million. In August of 2002 the Company was obligated to purchase a portion of its Senior Subordinated Notes and incurred expenses of $1.3 million writing off deferred debt issuance costs and other expenses. These again were financing activities that are unusual to our operations and therefore not likely to recur within the next two years.
     o Note 2e - (Loss) gain on disposal of parts and service business and other assets. There was a $4.0 million gain on the disposal of the parts and service business and other assets in 2002. In 2003 and 2004, the Company recorded subsequent and unexpected costs relating to that disposition as unusual costs ($0.7 million in 2003 and $0.2 million in 2004). The capital decision to dispose of a business is not part of the normal operations of the Company and as such it is not reasonably likely to recur within two years.
     o Note 2f - Write-off of capitalized costs. Due to significant changes in financial markets, the Company and Santee Cooper, South Carolina's state owned electric and water utility, mutually agreed not to proceed with the project. This resulted in a write-off of capitalized project costs of $9.5 million in 2002. Write-off of capitalized costs has not recurred within the last two years and not reasonably likely to recur within the next two years.
     o Other Unusual items - These are unrelated unusual items not significant enough to be disclosed separately ($0.5 million, nil and $0.7 in 2004, 2003 and 2002, respectively). The nature of these charges is such that it is not reasonably likely to recur within two years.

The Company also believes it appropriately followed the required disclosures set forth in the five bullet points to Question 8 of the FAQ when it uses EBITDA, a non-GAAP measure, in its 2004 Form 20-F. We disclose (1) the way management uses EBITDA to conduct or evaluate its business; (2) the reason for management's decision to use this

Mr. Rufus Decker
US Securities and Exchange Commission
May 12, 2005
Page 3


measure; (3) the material limitations associated with its use; (4) the way management compensates for limitations when using EBITDA; and (5) the reasons why management believes EBITDA provides useful information to investors as follows:

         Bullets 1 and 2 - As discussed on page 4 of our Form 20-F and on page 8 of our MD&A, earnings before interest, taxes, depreciation, amortization and unusual items, or EBITDA, is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation.

         Bullet 3 - In our continuous disclosures over the last few years and in our 2004 Management Discussion and Analysis ("MD&A") we have reduced the prominence given to the use of EBITDA. Gross Profit, as described in detail in pages 4 and 5 of the MD&A, is the GAAP measure the Company uses to describe the Company's operating performance.

         Bullet 4 - The Company believes that it adequately compensates for limitations when using EBITDA, for example, on page 4 of the Form 20-F and page 8 of the MD&A, the Company presents supplemental EBITDA information with a clear and quantitative reconciliation to the nearest comparable GAAP measure (net earnings before income taxes, minority interest and amortization of goodwill). We also disclose the acronym, EBITDA, and note that the Company's method of calculating it may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. In pages 2 to 6 of the MD&A we discuss and give prominence to the following items Revenue, Gross Profit, SG&A, Foreign Exchange Gains and Losses, Depreciation, Interest expense, Income taxes and Net Earnings (Loss).

         Bullet 5 - EBITDA is presented as supplemental information because Management of the Company, through its discussions with key stakeholders of the Company including shareholders, analysts and financial institutions, believes EBITDA is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions.

In conclusion, we believe we have sufficient disclosure to comply with Item 10(e) of Regulation S-K, although, in future filings we will eliminate the use of EBITDA in the Selected Financial Data Section of Form 20-F. We will be more explicit with the supplemental disclosure included in the MD&A, thus disclosing the nature of any unusual items and the likelihood of their recurrence, although these items have been disclosed in Note 2 and 4 of the Financial Statements and were not significant in 2004. We will also reconcile EBITDA to Net Income as requested.


Controls and Procedures, page 33
--------------------------------

     2. You indicate "Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other

Mr. Rufus Decker
US Securities and Exchange Commission
May 12, 2005
Page 4


         procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." In future filings, if you choose to disclose such definition, ensure that you disclose the entire definition of disclosure controls and procedures as defined by the Section 240.13a-15(e) or 240.15d-15(c) of the Exchange Act.

Company's Response
------------------

     In the future we will disclose the entire definition of disclosure controls and procedures as defined by Section 13a -15(e) of the Exchange Act.


Management's Discussion and Analysis
------------------------------------

Results of Operations, page MDA-2
---------------------------------

     3. Please disclose the extent to which each business reason discussed for the changes between periods in your revenue and your selling, general, administrative and other costs sections contributed to the overall change in those line items. See item 303 of Regulation S-K and SEC Release 33-8350.

Company's Response:
-------------------

     In our MD&A we include information the Company believes is necessary to understand of our financial condition, changes in financial condition and results of operations as required in Item 303 of Regulation S-K and SEC Release 33-8350. We focus on material information and avoid immaterial information that does not promote a better understanding of the results of operations.

     With respect to the 2004 MD&A, the Company believes the significant changes between periods in revenue and selling, general, administrative and other costs are appropriately described throughout the MD&A. As required, material changes are discussed and amounts disclosed where appropriate. We have, in some cases, also decided to disclose other events that we consider important to promote a better understanding of the business although not material enough to quantify.

     On page 4 of our 2004 MD&A, we discuss the change in revenue from 2003 for the Power Generation Group as follows: "Revenue for Power Generation was $8.5 million in 2004, down 7.6% from $9.2 million in 2003, primarily reflecting revenues earned from the new projects as well as the licensing activity in 2004, compared to the revenues from the Shajiao project that was completed in 2003." As disclosed in the MD&A Overview, the Power Generation Group won three new projects in China in 2004 that started to earn revenue in 2004 as well as increased licensing activity. The increased revenue from these projects and increased licensing activity was partially offset by the fees earned on the Shajiao project completed in 2003. The $0.7 million decrease in Revenue in 2004 is not considered material but management felt

Mr. Rufus Decker
US Securities and Exchange Commission
May 12, 2005
Page 5


     comments provided would promote a better understanding of results to the readers in this case. In future filings, we will disclose the dollar amount of the respective changes.

     On page 5 of the MD&A we discuss the reason for the change in Selling, General, Administrative and Other Costs ("SGA") as follows: "SGA costs were $23.3 million in 2004 compared to $19.7 million in 2003, an increase of $3.6 million or 18.3%. The increase in SGA costs was due primarily to the costs associated with the change in senior management and the impact of the increase in the cost of the long-term incentive program offset by cost cutting measures in the Power Generation Group. SGA as a percent of gross profit increased to 47.6% in 2004 from 40.7% in 2003 and largely reflects the $4.3 million cost of the change in senior management". Here we provide the readers with the primary reasons for the changes in SGA:
     (a) $4.3 million of the $3.6 million variance was related to the change in Senior Management, which is also discussed in the 2004 Overview on page 2 and in the Supplemental Financial information on page 9; (b) the other material impact is the $1.4 million increase in the cost of the long-term incentive program described in detail on page 10 under the heading Share Capital Outstanding; and (c) the cost cutting measures relating to the Power Generation Group. In future filings we will quantify all explanations in each of the areas presented.

     As mentioned above, in future filings we will be even more explicit when describing results of operations as required in Item 303 (a) (3) of Regulation S-K and SEC Release 33-8350.


Contractual Commitments, page MDA-11
------------------------------------

     4. Please revise your table of contractual commitments in future filings to include the following:

     o   Estimated interest payments on your debt; and
     o Planned funding of pension and other postretirement benefit obligations.

         Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.


Company's Response:
-------------------

     In future filings, we will include the estimated interest payments on the debt and planned funding of pension and other post-retirement benefit obligations in the contractual commitments table.

                                     *****

Mr. Rufus Decker
US Securities and Exchange Commission
May 12, 2005
Page 6


To conclude, all persons who are responsible for the accuracy and adequacy of the disclosure in the filings are certain that they have provided all information investors require for an informed decision. The Company and its management are responsible for the accuracy and adequacy of the disclosures made. Therefore, as requested, the Company acknowledges that:

     o It is responsible for the adequacy and accuracy of the disclosure in our filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any follow-up questions in respect to the foregoing, please do not hesitate to contact me @ 416-496-4164.

Yours truly,
MARSULEX INC.





Signed by,

Edward R. (Ted) Irwin
Chief Financial Officer

Cc:      Ms. Judith George, Corporate Secretary
         Mr. Brian Hemming, Investor Relations Consultant
         Mr. Ken McKay, KPMG
         Mr. Lucio Milanovich, Director, Finance
         Mr. Christopher Morgan, Skadden, Arps, Slate, Meagher & Flom LLP Mr. Dee Rajpal, Stikeman Elliott
         Mr. John Rogers, Audit Committee Chairperson
         Mr. Lee Stewart, Audit Committee Member
         Mr. Laurie Tugman, President and CEO
         Mr. Robert Yohe, Audit Committee Member